Exhibit 99.1

Powerfleet Reports Full Year 2023 and Fourth Quarter Financial Results

Fourth quarter total revenue of $34.5 million, up 9% YoY (constant currency), posting the best revenue quarter result in six quarters

Fourth quarter service revenue increased 16% YoY (constant currency) and full year ‘23 service revenue increased 14% YoY (constant currency), demonstrating the company’s transformation to a SaaS-centric business model

Fourth quarter AEBITDA increased 110% YoY while second half ‘23 AEBITDA increased by 141% versus first half 2023, reflecting strong gross margins and lower adjusted cash operating expenses

Resounding support from shareholders and financing finalized for the business combination with MiX Telematics, with the new combined entity on track to commence on April 2, 2024

WOODCLIFF LAKE, NJ – March 12, 2024 – Powerfleet, Inc. (Nasdaq: PWFL), reported results for the fourth quarter and full year ended December 31, 2023.

FOURTH QUARTER 2023 HIGHLIGHTS

●	Total revenue was $34.5 million, up 9% year-over-year (constant currency).

●	Service revenue increased 16% year-over-year (constant currency) to $21.7 million, demonstrating the company’s transformation to a SaaS-centric business model.

●	Gross profit increased $1.0 million or 6% year-over-year to $17.3 million despite $1.1 million in non-recurring inventory adjustments.

●	Adjusted EBITDA, a non-GAAP metric, totaled $2.9 million, an increase of 110% year-over-year.

●	Generated $3.3 million in unlevered free cash flow after adjusting for transaction costs.

SECOND HALF 2023 FINANCIAL MOMENTUM (COMPARED TO FIRST HALF 2023)

●	Total revenue increased 6% to $68.7 million, driven by strong Unity sales in North America and conversion of higher margin product sales.

●	Gross profit increased $1.8 million or 6% to $34.4 million, showcasing the company’s strategy of selling high-margin products that drive sticky recurring SaaS revenue.

●	Product gross margin expanded from 25.0% to 27.4%.

●	Adjusted EBITDA, a non-GAAP metric, improved by $2.9 million or 141% to $4.9 million.

FULL-YEAR 2023 FINANCIAL AND OPERATIONAL HIGHLIGHTS (COMPARED TO 2022)

●	Total revenue increased 4% (constant currency).

●	Exited low-quality revenue segments, unprofitable contracts, and non-strategic lines of business, resulting in the shedding of approximately $8 million in annual revenue. This strategic decision significantly streamlined the company’s operations while reallocating resources toward more profitable and higher growth areas.

●	Service revenue increased 14% year-over-year (constant currency) to $84.2 million, or 63% of total revenue up from 58% in 2022.

●	Gross profit increased by $2.9 million with gross margin expanding to 50.2% from 47.5%.

●	Pivoted strategy centered on Unity-led high-quality SaaS revenue helped drive SaaS revenue growth of 14% (constant currency), including 16% growth in North America.

●	Implemented significant cost reduction initiatives to fund accelerated investment in the Unity platform alongside further enterprise SaaS-centric go-to-market resources.

●	Successfully acquired, integrated, and absorbed the Movingdots business, incorporating valuable intellectual property and a top-tier data science and AI team. The acquisition also injected $8.7 million in liquidity, bolstering support for the business through 2023.

●	Announced a transformative combination with MiX Telematics that is expected to establish Powerfleet as a top-tier, global AIoT SaaS company, paving the way for accelerated growth in recurring revenues, expanded profitability, and enhanced investor value creation opportunities.

MANAGEMENT COMMENTARY

“2023 was a year of stellar transformation for Powerfleet,” said CEO Steve Towe. “On top of the world-class execution the team has delivered on strategic M&A activities, we have demonstrated our ability to take bold decisions to reshape the business and establish a platform to deliver significant improvements in business performance.

“We are highly encouraged by the results of our pivot to our data and AI-led Unity ecosystem and associated high-quality SaaS revenue, which underpinned an annual increase in constant currency service revenue of 14%, led by 16% growth in our strategically important North America territory.

“Effective execution of our strategic plan has also improved the overall quality of revenue where we exited approximately $8 million in annual revenue from unprofitable contracts and non-strategic lines of business. These moves have simplified our operations and allowed us to redirect resources toward more profitable, higher-growth areas.

“As we promised shareholders when we embarked on this brave strategy of shuttering low-quality revenue streams, we duly returned to total revenue growth in the second half of 2023, with revenue and gross profit both increasing by 6% compared to the first half. Additionally, adjusted EBITDA in the second half of 2023 increased 141% compared to the first half, an impressive feat given a full period of Movingdots operating expenses, macroeconomic challenges in Israel, and a $1 million charge for inventory-related items in the fourth quarter.”

David Wilson, Powerfleet CFO, commented: “With the approval process complete and financing finalized, everything is in place to simultaneously consummate the MiX transaction and clear the stock overhang from the convertible preferred instrument on April 2nd. During the post-signing and pre-close phase of the MiX deal, the two organizations have been working to ensure we make rapid progress on our integration activities. We are acutely focused on making a quick start to realizing efficiencies and expanding EBITDA and we look forward to sharing progress in the upcoming quarters.”

Towe added: “I’m immensely proud of the remarkable strides we’ve taken across our business in such short order. Our transformation has established a robust opportunity set to generate substantial shareholder value starting in 2024. Unity’s potential has already proven the business can transcend traditional telematics, positioning us to seize significant opportunities with broader AIoT applications. With the added capabilities and talented team from the MiX transaction now coming on board, growing recurring SaaS revenue is an overriding area of focus and we are primed to meet Rule of 40 performance in the next two years.”

FOURTH QUARTER 2023 FINANCIAL RESULTS

Total revenue was $34.5 million, compared to $33.1 million in the same year-ago period, an increase of 4% on an absolute basis and 9% on a constant currency basis. Service revenue was $21.7 million, up 8% on an absolute basis and 16% on a constant currency basis compared to the same year-ago period.

Gross profit margin was 50.2%, an improvement compared to 49.4% in the year-ago period. Fourth quarter 2023 gross profit included $1.1 million in non-recurring inventory adjustments. Excluding the one-time costs, Q4 2023 gross margin was 53.4%, or 4% higher than the year-ago period.

Operating expenses were $21.3 million, compared to $17.6 million in the same year-ago period. Excluding $3.7 million in non-recurring transaction expenses, Q4 2023 operating expenses of $17.6 million were in line with the prior year period. This performance reflects the company’s commitment to ensure Movingdots would be EBITDA neutral within two quarters of closing the transaction, with cut-to-cover activities absorbing $1.3 million of quarterly operating expenses incurred by Movingdots.

Net loss attributable to common stockholders totaled $(4.6) million, or $(0.13) per basic and diluted share (based on 35.7 million weighted average shares outstanding), inclusive of a $1.5 million gain on bargain purchase from the Movingdots transaction. Adjusting for the gain on bargain purchase and transaction costs, net loss attributable to stockholders totaled $(2.4) million, or $(0.07) per basic and diluted share.

Adjusted EBITDA, a non-GAAP metric, totaled $2.9 million, an improvement compared to $1.4 million in the same year-ago period. See the section below titled “Non-GAAP Financial Measures” for more information about adjusted EBITDA and its reconciliation to GAAP net income (loss).

Powerfleet had $19.3 million in cash and cash equivalents at quarter-end.

FULL-YEAR 2023 FINANCIAL RESULTS

While total revenue was $133.6 million, compared to $135.2 million in 2022, underlying revenues increased by 4% on a constant currency basis. During 2023, the company actively shed approximately $8 million of product revenue from the business and replaced it with high-margin service revenue, which increased by 14% on a constant currency basis.

Gross profit margin was 50.2%, an improvement compared to 47.5% in 2022.

Operating expenses were $79.3 million, compared to $72.0 million in 2022. The higher operating expenses reflect $5.5 million of non-recurring transaction costs related to the MiX Telematics and Movingdots transactions and $3.9 million in recurring operating costs incurred by Movingdots.

Net loss attributable to common stockholders totaled $(10.3) million, or $(0.29) per basic and diluted share (based on 35.6 million weighted average shares outstanding).

Adjusted EBITDA, a non-GAAP metric, inclusive of $3.9 million in operating expenses from Movingdots, totaled $6.9 million, compared to $7.3 million in 2022. See the section below titled “Non-GAAP Financial Measures” for more information about adjusted EBITDA and its reconciliation to GAAP net income (loss).

INVESTOR CONFERENCE CALL

Powerfleet management will discuss these results and business outlook on a conference call today (Tuesday, March 12, 2024) at 8:30 a.m. Eastern time (5:30 a.m. Pacific time).

Powerfleet management will host the presentation, followed by a question-and-answer session.

Toll Free: 888-506-0062

International: 973-528-0011

Participant Access Code: 821902

Webcast: https://www.webcaster4.com/Webcast/Page/2467/49769

The conference call will be available for replay here and via the investor section of the company’s website at ir.powerfleet.com.

If you have any difficulty connecting with the conference call, please contact Powerfleet’s investor relations team at 949-574-3860.

NON-GAAP FINANCIAL MEASURES

To supplement its financial statements presented in accordance with Generally Accepted Accounting Principles (GAAP), Powerfleet provides certain non-GAAP measures of financial performance. These non-GAAP measures include adjusted EBITDA and total revenue and service revenue excluding foreign exchange effect. Reference to these non-GAAP measures should be considered in addition to results prepared under current accounting standards, but are not a substitute for, or superior to, GAAP results. These non-GAAP measures are provided to enhance investors’ overall understanding of Powerfleet’s current financial performance. Specifically, Powerfleet believes the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses and fluctuations in currency rates that may not be indicative of its core operating results and business outlook. These non-GAAP measures are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity. Because Powerfleet’s method for calculating the non-GAAP measures may differ from other companies’ methods, the non-GAAP measures may not be comparable to similarly titled measures reported by other companies. Reconciliation of all non-GAAP measures included in this press release to the nearest GAAP measures can be found in the financial tables included in this press release.

POWERFLEET, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO ADJUSTED EBITDA FINANCIAL MEASURES

ABOUT POWERFLEET

Powerfleet (Nasdaq: PWFL; TASE: PWFL) is a global leader of internet of things (IoT) software-as-a-service (SaaS) solutions that optimize the performance of mobile assets and resources to unify business operations. Our data science insights and advanced modular software solutions help drive digital transformation through our customers’ and partners’ ecosystems to help save lives, time, and money. We help connect companies, enabling customers and their customers to realize more effective strategies and results. Powerfleet’s tenured and talented team is at the heart of our approach to partnership and tangible success. The company is headquartered in Woodcliff Lake, New Jersey, with our Pointer Innovation Center (PIC) in Israel and field offices around the globe. For more information, please visit www.powerfleet.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of federal securities laws. Forward-looking statements include statements with respect to Powerfleet’s beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions, and future performance, as well as anticipated financial impacts of the proposed transaction with MiX Telematics, the satisfaction of closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may be beyond Powerfleet’s control, and which may cause its actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. For example, forward-looking statements include statements regarding the proposed transaction with MiX Telematics; prospects for additional customers; potential contract values; market forecasts; projections of earnings, revenues, synergies, accretion, or other financial information; emerging new products; and plans, strategies, and objectives of management for future operations, including growing revenue, controlling operating costs, increasing production volumes, and expanding business with core customers. The risks and uncertainties referred to above include, but are not limited to, the completion of the proposed transaction in the anticipated timeframe or at all, the satisfaction of the closing conditions to the proposed transaction, the failure to obtain necessary regulatory approvals, the ability to realize the anticipated benefits of the proposed transaction, the ability to successfully integrate the businesses, disruption from the proposed transaction making it more difficult to maintain business and operational relationships, the negative effects of the consummation of the proposed transaction on the market price of the combined company’s securities, significant transaction costs and unknown liabilities, litigation or regulatory actions related to the proposed transaction, future economic and business conditions, the loss of key customers or reduction in the purchase of products by any such customers, the failure of the market for Powerfleet’s products to continue to develop, the inability to protect Powerfleet’s intellectual property, the inability to manage growth, the effects of competition from a variety of local, regional, national and other providers of wireless solutions, and other risks detailed from time to time in Powerfleet’s filings with the Securities and Exchange Commission (the “SEC”), including Powerfleet’s most recent annual report on Form 10-K, which are available via the SEC’s website at http://www.sec.gov. These risks could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Powerfleet. Therefore, you should not rely on any of these forward-looking statements.

The forward-looking statements included in this press release are made only as of the date of this press release, and except as otherwise required by applicable law, Powerfleet assumes no obligation to update the information contained in this press release, and expressly disclaims any obligation to do so, whether as a result of new information, future events, or otherwise.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to buy or sell any securities, or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Powerfleet Investor Contact

Matt Glover

Gateway Group, Inc.

PWFL@gateway-grp.com

(949) 574-3860

Powerfleet Media Contact

Andrea Hayton

Powerfleet, Inc.

ahayton@powerfleet.com

(610) 401-1999

POWERFLEET, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

POWERFLEET, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

December 31, 2022 (Unaudited)	6 Months Ended June 30, 2023 (Unaudited)	December 31, 2023 (Unaudited)
Revenue:			
Products	$ 27,103,000	$ 23,416,000	$ 25,975,000
Services	40,299,000	41,473,000	42,721,000
	67,402,000	64,889,000	68,696,000
Cost of revenue:			
Cost of products	19,323,000	17,552,000	18,853,000
Cost of services	14,538,000	14,686,000	15,398,000
	33,861,000	32,238,000	34,251,000
Gross Profit	33,541,000	32,651,000	34,445,000
Operating expenses:			
Selling, general and administrative expenses	32,272,000	33,774,000	37,292,000
Research and development expenses	3,734,000	3,902,000	4,352,000
Total Operating Expenses	36,006,000	37,676,000	41,644,000
Loss from operations	(2,465,000)	(5,025,000)	(7,199,000)
Interest income	43,000	46,000	57,000
Interest expense	(676,000)	(1,020,000)	(1,174,000)
Gain on Bargain purchase - Movingdots	-	7,517,000	1,517,000
Foreign currency translation of debt	77,000	710,000	(118,000)
Other (expense) income, net	23,000	3,000	(31,000)
Net loss before income taxes	(2,998,000)	2,231,000	(6,948,000)
Income tax benefit (expense)	(959,000)	(436,000)	34,000
Net loss before non-controlling interest	(3,957,000)	1,795,000	(6,914,000)
Non-controlling interest	-	(3,000)	(32,000)
Net loss	(3,957,000)	1,792,000	(6,946,000)
Accretion of preferred stock	(335,000)	(336,000)	(335,000)
Preferred stock dividend	(2,155,000)	(2,236,000)	(2,257,000)
Net loss attributable to common stockholders	(6,447,000)	(780,000)	(9,538,000)
Net (loss) / income per share - basic	$ (0.18)	$ 0.01	$ (0.27)
Net (loss) / income per share - diluted	$ (0.18)	$ 0.01	$ (0.27)
Weighted average common shares outstanding - basic	35,446,000	35,577,000	35,679,500
Weighted average common shares outstanding - diluted	35,446,000	35,670,000	35,679,500

POWERFLEET, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET DATA

POWERFLEET, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW DATA

CONSTANT CURRENCY

Constant currency information has been presented to illustrate the impact of changes in currency rates on the company’s results. The constant currency information has been determined by adjusting the current financial reporting period results to the prior period average exchange rates, determined as the average of the monthly exchange rates applicable to the period. The measurement has been performed for each of the company’s currencies. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior period results.

The constant currency information represents non-GAAP information. The company believes this provides a useful basis to measure the performance of its business as it removes distortion from the effects of foreign currency movements during the period; however, this information should be considered as supplemental in nature and should not be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. See the section above titled “Non-GAAP Financial Measures” for more information.

Due to a portion of the company’s customers who are invoiced in non-U.S. Dollar-denominated currencies, the company also calculates subscription revenue growth rate on a constant currency basis, thereby removing the effect of currency fluctuation on results of operations.